30DC, Inc.
                                                      80 Broad Street, 5th Floor
                                                              New York, NY 10004
                                                                  March 26, 2014

Mr. Larry Spirgel, Assistant Director
Mr. Robert S. Littlepage, Accountant Branch Chief
Mr. Robert Shapiro, Staff Accountant
US Securities & Exchange Commission
Division of Investment Management
Washington, D.C.  20549

RE: 30DC INC.
FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2013
FILED DECEMBER 23, 2013
FORM 10-Q FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2013
FILED FEBRUARY 7, 2014
FILE NO. 000-30999

Dear Messrs. Spirgel, Littlepage and Shapiro,

This letter is in response to your comment letter dated February 25, 2014 related to the above filings.

Please find our responses to your comments in the same order your comments were presented. References to "we", "our", "us" or "Company" mean 30DC, Inc.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2013
-------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES, PAGE 20
----------------------------------------

COMMENT 1:     Please disclose  whether you have  sufficient  funds to meet your operating requirements over the next twelve months. If you conclude that you will not have sufficient funds, please discuss your plans.

RESPONSE Please see the amendment to our Form 10-K increasing disclosure related to Liquidity and Capital Resources.



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

RESULTS OF OPERATIONS, PAGES 21 AND 22
--------------------------------------

COMMENT 2:     Please  discuss  whether you expect the decrease in your products and service revenue to continue or change. We note that you are focusing more towards products and services sales growth.

RESPONSE:      Please  see  the  amendment  to  our  Form  10-K  adding  further discussion regarding products and services revenue.


ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS, PAGE 24
-----------------------------------------------------------------

COMMENT 3:     Please  disclose  your  critical  accounting  policies  including revenue  recognition  and other  policies  subject to significant
               estimates  and  judgments  in  accordance   with  Securities  and
               Exchange Final Release No. 34-45149.

RESPONSE:      Please  see  the  amendment  to our  Form  10-K  adding  critical accounting policies to this section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------
NOTE 1, DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, AND LIQUIDITY, PAGE F-9
-------------------------------------------------------------------------------

COMMENT 4:     Referring  to the third  paragraph,  please tell us and  disclose what is meant by `unrecorded assets' in the last sentence and why they are not recorded on your balance sheet at June 30, 2013.

RESPONSE:      The  reference  to   `unrecorded   assets'  was  meant  to  cover
               intangible assets such as customer lists and domain names which the Company believes have significant value but low or no historical cost. We agree that this might be confusing to the reader so we have deleted the words "recorded and unrecorded" in our amendment to Form 10-K.

ITEM 9A - DISCLOSURE CONTROLS AND PROCEDURES
--------------------------------------------
INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGES 25 AND 26
----------------------------------------------------------

COMMENT 5:     Please  amend  the  filing  to  provide  a   conclusion   on  the
               effectiveness of internal controls over financial reporting as required under Item 308 of Regulation S-K.

RESPONSE:      Please  see  the  amendment  to  the   Disclosure   Controls  and
               Procedures Section in Form 10-K.


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

FORM 10-Q FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2013
--------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, REVENUE RECOGNITION, PAGE 6
-----------------------------------------------------------------------

COMMENT 6:     Please  tell  us  and  disclose  in  detail  your  basis  in  the
               accounting   literature  for  recognizing  revenue  upon  initial
               purchase. In your response, please include the earnings process for your digital products, rights of return of your customers, and the likelihood of collectability on payment arrangements to be made over a period of time. Please reference ASC 605 and SAB
               Topic 13.

RESPONSE:      There are two  standards  in  accounting  literature  for revenue recognition;  ASC 605 and SAB Topic 13.  ASC  605-10-25-1  states that revenue is not  recognized  until realized or realizable and that  revenue  is not  recognized  until  earned  - the  earnings process  has been  completed.  SAB  Topic  13  states  that  four criteria  must be met for  revenue to be  recognized;  persuasive evidence of arrangement exists, delivery has occurred or services
               have  been   rendered,   sellers  price  to  buyer  is  fixed  or
               determinable and collectability is reasonably assured.

               The Company's products and services revenue during the six months ended December 31, 2013 was primarily from the MagCast Publishing Platform ("MagCast") which provides customers access to a cloud-based service to create an application ("App") to publish a single digital magazine on Apple Corporation's online marketplace Apple Newsstand. Depending upon which month they purchased, customers had the option of making a single payment of $2,997 at the time of purchase, $597 at the time of purchase and five subsequent payments of $597 or $297 at the time of purchase and 11 subsequent payments of $297. Customers were entitled to claim a refund within the first 30 days after purchase. All refunds were recorded in the Company's books as a reduction in revenue which included refunds for sales up to the reporting date which were refunded after the reporting date and were accrued.

               ASC 605-10-25-1
               For the earnings process to be completed the company must have provided all or virtually all of the goods and services for which it is to be paid and the company must have no significant remaining obligations to its customers. MagCast customers received login information as soon as a payment was received (either the full one-time payment or the first payment under a payment plan) and had immediate access to the cloud based App creation service and the related templates and training material (all that they were entitled to). For an additional fee, the Company sold ancillary services which were not required to be purchased with the product. These services included additional technical support and/or specific product services. As noted in the notes to our financial statements, revenue for these ancillary services was only recognized when the service was fully completed.
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

               SAB Topic 13
               Persuasive Evidence Of Arrangement Exists - MagCast was introduced to customers through a series of webinars which included demonstration of the product and testimonials from existing customers. At the end of the webinar series potential customers had the opportunity to go to the order page which listed the primary benefits of purchasing, clearly stated the refund policy and offered a choice of the single payment option or the payment plan option. When a customer took the final step to purchase MagCast it was clear what they were purchasing and persuasive evidence that an arrangement existed.

               Delivery Has Occurred Or Services Have Been Rendered - Customers received login information as soon as a payment was received (either the full one-time payment or the first payment under a payment plan) and had immediate access to the cloud based App creation service and the related templates and training material. Since customers had access to the product as soon as they paid, delivery had occurred.

               Sellers Price To Buyer Is Fixed Or Determinable - Pricing was indicated on the order page and fixed at the single payment price or under the price under the payment plan terms.

               Collectability Is Reasonably Assured - For the single payment option, full payment was received at the time of purchase so there was no issue of collectability. For payment plan sale customers, if a customer has not missed a payment, all future payments are booked as a receivable and included in revenue but if customer missed a payment or made a substantially delayed payment, revenue from that customer was deemed to be in question and future payments from the that customer are not included in revenue. In addition, the Company used prior collection statistics to determine an estimated percentage of additional payments that would be missed. Since customers who miss a payment have their access suspended, it was deemed appropriate that the estimate of additional payments that would be missed be booked as a reduction in revenue which was stated in the notes to the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2013 COMPARED TO THE SIX MONTH PERIOD ENDED DECEMBER 31, 2012, PAGES 15-17
--------------------------------------------------------------------------------

COMMENT 7:     Please  tell  us  and  disclose  your  basis  in  the  accounting literature for recognizing  revenue on a gross basis for sales to affiliates. We note that the re-launch of your MagCast Publishing
               Platform in August 2013 resulted in a disproportionate percentage of your sales  being  recognized  in the first  quarter of fiscal
               2014.  In  your  response,  please  disclose  the  nature  of the re-launch,  the impact on product sales,  and how your affiliates
               are  involved  in  the  distribution  of  the  products.   Please
               reference ASC 605-45 in your response regarding gross vs. net revenue recognition.

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

RESPONSE:      GROSS VS. NET BASIS FOR RECOGNIZING REVENUE
               To clarify,  the  Company  did not make any sales to  affiliates;
               rather  sales  were  made  directly  to  customers   referred  by
               marketing affiliates and the affiliates were paid a commission on those sales. You have asked for basis in accounting literature to support recognizing revenue on a gross basis which comes from ASC
               605-45 which lists eight factors that are indicators of gross reporting and three actors that are indicators of net reporting.

               GROSS REPORTING FACTORS
               Entity is the primary obligor of the arrangement (responsible for product fulfillment) - 30DC is solely responsible for product delivery.

               Entity has general inventory risk - This is not applicable for a digital product.

               Entity has latitude in establishing price - 30DC sets the prices.

               Entity changes the product or performs part of the service - all product development is by 30DC.

               Entity has discretion in supplier selection - there are no traditional suppliers, subcontractors who have worked on the MagCast as well as a hosting company are all chosen by and managed by 30DC.

               Entity is involved in determination of product or service specification - 30DC designed and tested the product.

               Entity has physical loss inventory risk - This is not applicable for a digital product.

               Entity has credit risk - If payment plans are defaulted on, 30DC will not receive any payment.

               NET REPORTING FACTORS
               Supplier is the primary obligor of the arrangement - 30DC is the primary obligor of the arrangement not the affiliate.

               Amount the entity earns is fixed - If the price changes but the amount the entity earns remains the same it would be an indication of net reporting but that is not the case as the amount 30DC earns changes if the price changes.

               Supplier has credit risk - If payment plans are defaulted on, 30DC will not receive any payment so this is not applicable.

               In summary, the majority of gross reporting factors point to the Company reporting revenue on a gross basis and the net reporting factors do not point to the Company reporting revenue on a net basis so the Company believes it is appropriate to report revenue on a gross basis.

               Please note that there were sales during the re-launch for which no affiliate referred the customer and for which no commission was paid which resulted in 30DC retaining 100% of the sales proceeds. Whether or not an affiliate marketer was involved, the Company had responsibility for providing and delivery of the product so gross basis is appropriate.

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

               NATURE OF RE-LAUNCH
               A launch or a re-launch is a major sales promotion and typically will not happen more than once in a 12-month period for a particular product; accordingly sales will be more heavily weighted in whichever period the launch or re-launch occurs. In the M, D&A section of Form 10-Q, we noted that the Company has no future re-launches planned during the remainder of the fiscal year ending June 30, 2014 so readers should not expect to see another large peak in sales during the fiscal year. Affiliates only role in the process is to refer customers and they are not involved in distribution of our products. Affiliates will send information about the Company's products to the affiliate's database of potential referrals who will contact the Company directly if they are interested and the Company is responsible for every other aspect of the sale and delivery of the product.

In connection with our responses to your comments above, we acknowledge the following:

     o 30DC, Inc. ("30DC") is responsible for the adequacy and accuracy of the disclosures in our filings,

     o Your comments or any changes we make in response to your comments do not foreclose the Commission from taking any action with respect to our filings, and

     o 30DC cannot assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you for your time and your review of our Company filings. Should you require any further clarification or have comments on the enclosed, please don't hesitate to contact me at (917) 670-6678 or ted.greenberg@30dcinc.com.



Sincerely,

/s/ Theodore A. Greenberg

Theodore A. Greenberg
Chief Financial Officer








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